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August 2, 2000

VIA EDGAR
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The United States Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Lantronix, Inc.
Withdrawal of Pre-Effective Amendment
SEC File No. 333-37508

ATTENTION: Max Webb

     On behalf of Lantronix, Inc. (the "Company") we hereby request that Pre-Effective Amendment No. 4 to the Company's Registration Statement on Form S-1 (the "Pre-Effective Amendment") be withdrawn.

Very truly yours,

WILSON, SONSINI, GOODRICH & ROSATI

/s/ John B. Turner